September 27, 2005 Via EDGAR and Federal Express	Hayden J. Trubitt hayden.trubitt@hellerehrman.com Direct +1.858.450.5754 Direct Fax +1.858.587.5903 Main +1.858.450.8400 Fax +1.858.450.8499 39841.0001

Jeffrey Riedler

Assistant Director

United States Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Re:	Synbiotics Corporation
Proxy Statement on Schedule 14A, Schedule 13E-3
and all included and incorporated documents
File No. 0-11303, amended September 2, 2005

Dear Mr. Riedler:

On behalf of Synbiotics Corporation (“Synbiotics” or the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated September 16, 2005, in connection with the above-referenced Proxy Statement on Schedule 14A, Schedule 13E-3 and all included and incorporated documents. The numbered references below correspond to the paragraph numbers of the Staff’s letter. The italicized text sets forth the content of the Staff’s comment and our response follows. Additionally, the Company is concurrently filing a definitive proxy statement on Schedule 14A, and we have enclosed copies of the definitive proxy statement, marked to show the changes from the amended Schedule 14A previously filed on September 2, 2005. Page references cited in the Company’s responses below correspond to the page numbers in the marked copy enclosed herewith.

Factors Considered by the Board of Directors and the Affiliates, page 7

1.	In the first full paragraph on page 9, you state that the amount of the premium was based on the “board’s general impression of premiums currently being paid to shareholders in the context of mergers, acquisitions, tender offers and similar transactions that the board has learned of through news and industry publications.” Please disclose the transactions upon which the board premised its impression of premiums currently being paid and specifically explain how the board derived the premium based on these transactions. If the board did not consider specific transactions and the premiums paid to shareholders in those transactions, so state, and state that the board did not quantify or analyze how the consideration proposed to be paid by Synbiotic [sic] shareholders compared to the consideration or premiums paid in any other transactions.

Heller Ehrman LLP         4350 La Jolla Village Drive, 7th Floor         San Diego, CA 92122-1246         www.hellerehrman.com

Anchorage	Beijing	Hong Kong	Los Angeles	Madison, WI	New York	San Diego	San Francisco	Seattle

Silicon Valley	Singapore		Washington, D.C.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 9 of the proxy statement (as well as the corresponding risk factor disclosure on pages 14 and 15 of the proxy statement) to indicate that the board did not consider any specific transaction or any specific premiums paid in any such transactions in establishing the premium to be used in the determination of the cash-out price in the Split Transaction, nor did the board quantify or analyze how the cash-out price in the Split Transaction compared to the consideration or premiums paid in any other transaction.

2.	In the last sentence of the first full paragraph on page 9, you state that the board and the affiliates relied primarily on a comparison of the cash-out price to the market price. Please expand your discussion to disclose all information and analysis upon which the board relied. Alternatively, if the board relied only on the comparison you mention, delete the word “primarily.” Similarly, in the next paragraph in which you discuss the positive aspects of being cashed out, consider expanding your disclosure to discuss each of the benefits the board considered or delete the word “including.”

RESPONSE: The Company acknowledges the Staff’s comment and has deleted the word “primarily” from the last sentence of the first full paragraph on page 9 to indicate that the board did not consider any other information or conduct any analysis other than a comparison of the cash-out price to the market price. In addition, the Company has deleted the word “including” from the discussion of the positive and negative aspects of being cashed out in the next paragraph.

3.	The carryover paragraph on pages 9 and 10 state that the board and the affiliates believe that the transaction is “reasonable” based on the referenced factors. Please review your disclosure in this sentence to clarify to whom this transaction is “reasonable.” In this regard, as drafted, it does not appear that this disclosure includes the unaffiliated security holders that will be cashed-out. If it does not, you should clarify this point. Also, we note your use of the term “reasonable.” In view of the fact that the board and the Affiliates disclose elsewhere in the preliminary proxy statement that the $0.13 per share cash-out price is “fair” to both unaffiliated security holders that will be cashed-out and those that will remain, it is unclear why you disclose here that the Affiliates consider the per share cash-out price “reasonable.” Please revise your disclosure to consistently disclose that the board and the Affiliates believe that the per share cash-out price is “fair” or advise why the board and the Affiliates believe that the per share cash-out price is “reasonable,” rather than “fair.”

RESPONSE: The Company acknowledges the Staff’s comment and has revised the fourth full paragraph on page 9 of the proxy statement to indicate that the Company’s board of directors and each of the Affiliates believe that the per share cash-out price of $0.13 is “fair” to the unaffiliated shareholders who will be cashed out, rather than “reasonable.”

*     *     *

At your request, each of the Company, Thomas A. Donelan, Christopher P. Hendy, Jerry L. Ruyan, Redwood Holdings, LLC, Redwood West Coast, LLC and Remington Capital, LLC (collectively, the “Filing Persons”) have authorized us to acknowledge to you, and we hereby acknowledge to you on behalf of each of them, that:

2

•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/    HAYDEN J. TRUBITT

Hayden J. Trubitt

cc:	Zafar Hasan
Paul Hays (Synbiotics Corporation)
Keith Butler (Synbiotics Corporation)
Maggie Wong (Heller Ehrman)

3